New Haven Community Solar LLC

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Services	1,000.00
Total Income	**$1,000.00**
GROSS PROFIT	**$1,000.00**
Expenses	
Legal & Professional Services	1,000.00
Taxes & Licenses	340.00
Total Expenses	**$1,340.00**
NET OPERATING INCOME	**$ -340.00**
NET INCOME	**$ -340.00**